Exhibit 99.1

Achilles Therapeutics Reports Second Quarter 2022 Financial Results and Recent Business Highlights

- Additional clinical data from the ongoing Phase I/IIa trials in advanced NSCLC (CHIRON) and melanoma (THETIS) expected to be available in Q4 2022 -

- Cell & Gene Therapy Catapult manufacturing facility approved by MHRA for cNeT production in CHIRON and THETIS clinical trials -

- Strong cash balance of $202 million supports all planned operations into Q2 2025 -

London, UK 9 August 2022 – Achilles Therapeutics plc (NASDAQ: ACHL), a clinical-stage biopharmaceutical company developing precision T cell therapies to treat solid tumors, today announced its financial results for the second quarter ended June 30, 2022, and recent business highlights.

“We remain focused on advancing our lead clinical programs, evaluating cNeT monotherapy in CHIRON for advanced non-small cell lung cancer (NSCLC), and exploring both cNeT monotherapy and the combination with a PD-1 checkpoint inhibitor in THETIS for recurrent or metastatic malignant melanoma. We expect initial activity, safety and translational science data in the fourth quarter of this year from patients receiving higher-dose cNeT products,” said Dr Iraj Ali, Chief Executive Officer of Achilles Therapeutics. “We are very pleased that the UK Medicines and Healthcare products Regulatory Agency (MHRA) has now approved Achilles’ Cell and Gene Therapy Catapult Manufacturing Centre (Catapult) site to produce cNeT products in the ongoing CHIRON and THETIS clinical trials, significantly increasing our manufacturing capacity for 2022 and beyond.”

Business Highlights

•
On track to present additional clinical data in Q4 2022 from the ongoing Phase I/IIa CHIRON and THETIS clinical trials in patients with advanced NSCLC and recurrent or metastatic melanoma, respectively.
•
Expanded global manufacturing capacity with the MHRA approval of Achilles’ Catapult facility for cNeT production in CHIRON and THETIS and entered into a partnership agreement for clinical manufacturing in the United States with the Center for Breakthrough Medicines, a contract development and manufacturing organization in King of Prussia, PA.
•
Awarded a €4 million ($4.2 million1) research and innovation award as part of a consortium to develop a first-in-class smart bioprocessing manufacturing platform, with €1.4 million ($1.5 million1) allocated to Achilles.
•
Initiated the tumor archiving program (TAP) to study the potential of producing cNeT from tumor material collected and stored earlier in disease progression.

•
Strengthened the Company’s leadership with the following appointments: Bernhard Ehmer to the Board of Directors, James Taylor as Chief Business Officer, and Cassian Yee, MD to the Scientific Advisory Board.
•
Received the 2022 Pharmaceutical Industry Network Group (PING) Innovation Award, acknowledging the innovation demonstrated by the Company’s work with clonal neoantigens to treat solid tumors, including the Company’s AI-powered PELEUS™ bioinformatics platform and proprietary VELOS™ manufacturing process.

Financial Highlights

•
Cash and cash equivalents: Cash and cash equivalents were $201.6 million as of June 30, 2022, as compared to $266.3 million as of December 31, 2021. The Company anticipates that its cash and cash equivalents are sufficient to fund its planned operations into the second quarter of 2025, including completion of the ongoing Phase I/IIa CHIRON and THETIS clinical trials.
•
Research and development (R&D) expenses: R&D expenses were $14.8 million for the second quarter ended June 30, 2022, as compared to $10.8 million for the second quarter ended June 30, 2021. The increase was primarily driven by increased activity related to our ongoing clinical trials and overall R&D.
•
General and administrative (G&A) expenses: G&A expenses were $5.8 million for the second quarter ended June 30, 2022, as compared to $5.4 million for the second quarter ended June 30, 2021. The increase was primarily driven by an increase in headcount and related personnel costs.
•
Net loss: Net loss for the second quarter ended June 30, 2022, was $17.3 million or $0.44 per share compared to $16.2 million, or $0.45 per share for the second quarter ended June 30, 2021.

Achilles will participate in the following investor and medical conferences in August and September 2022. Additional details will be available in the Events & Presentations section of the Company’s website:

•
BTIG Biotechnology Conference 2022: August 8 – 9, 2022
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Phacilitate Advanced Therapies Europe: August 31 – September 1, 2022
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H.C. Wainwright Annual Global Investment Conference: September 12 – 14, 2022
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Cantor Fitzgerald’s Cell & Genetic Medicines Conference: September 15, 2022
•
Immuno UK: September 29-30, 2022

About Achilles Therapeutics

Achilles is a clinical-stage biopharmaceutical company developing precision T cell therapies targeting clonal neoantigens: protein markers unique to the individual that are expressed on the surface of every cancer cell. The Company has two ongoing Phase I/IIa trials, the CHIRON trial in patients with advanced non-small cell lung cancer (NSCLC) and the THETIS trial in patients with recurrent or metastatic melanoma. Achilles uses DNA sequencing data from each patient, together with its proprietary AI-Powered PELEUS™ bioinformatics platform, to identify clonal neoantigens specific to that patient, and then develop precision T cell-based product candidates specifically targeting those clonal neoantigens.

Forward-Looking Statements

This press release contains express or implied forward-looking statements that are based on our management's belief and assumptions and on information currently available to our management. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements relate to future events or our future operational or financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance, or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. The forward-looking statements in this press release represent our views as of the date of this press release. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should therefore not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this press release.

1 June 30, 2022 exchange rate of €1.000 = $1.043

Investors:
Achilles Therapeutics
Lee M. Stern, VP, IR & External Communications
l.stern@achillestx.com

LifeSci Advisors
John Mullaly
jmullaly@lifesciadvisors.com

Media:
Consilium Strategic Communications
Mary-Jane Elliott, Sukaina Virji, Melissa Gardiner
+44 (0) 203 709 5000
achillestx@consilium-comms.com

ACHILLES THERAPEUTICS PLC

Condensed Consolidated Balance Sheets (Unaudited)

(in thousands, except share and per share amounts)

(expressed in U.S. Dollars, unless otherwise stated)

	June 30,	December 31,
	2022	2021
ASSETS
Current assets:
Cash and cash equivalents	$201,595	$266,319
Prepaid expenses and other current assets	25,985	18,430
Total current assets	227,580	284,749
Non-current assets:
Property and equipment, net	17,626	17,743
Operating lease right of use assets	9,470	11,048
Deferred tax assets	26	26
Restricted cash	33	33
Other assets	2,983	3,507
Total non-current assets	30,138	32,357
TOTAL ASSETS	$257,718	$317,106
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$6,651	$3,722
Income taxes payable	18	—
Accrued expenses and other liabilities	8,720	10,906
Operating lease liabilities-current	4,480	4,482
Total current liabilities	19,869	19,110
Non-current liabilities:
Operating lease liabilities-non-current	5,640	7,777
Other long-term liability	621	691
Total non-current liabilities	6,261	8,468
Total liabilities	26,130	27,578
Commitments and contingencies (Note 12)
Shareholders’ equity:
Ordinary shares, £0.001 par value; 40,774,014 and 40,603,489 shares authorized, issued and outstanding at June 30, 2022 and December 31, 2021, respectively	54	54
Deferred shares, £92,451.851 par value, one share authorized, issued and outstanding at June 30, 2022 and December 31, 2021	128	128
Additional paid in capital	405,504	401,821
Accumulated other comprehensive (loss) income	(20,343)	6,636
Accumulated deficit	(153,755)	(119,111)
Total shareholders’ equity	231,588	289,528
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$257,718	$317,106

ACHILLES THERAPEUTICS PLC

Condensed Consolidated Statements of Operations and Comprehensive Loss (Unaudited)

(in thousands, except share and per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
OPERATING EXPENSES:
Research and development	$14,776	$10,844	$27,790	$19,720
General and administrative	5,770	5,445	11,725	10,277
Total operating expenses	20,546	16,289	39,515	29,997
Loss from operations	(20,546)	(16,289)	(39,515)	(29,997)
OTHER INCOME, NET:
Other income	3,271	146	4,900	101
Total other income, net	3,271	146	4,900	101
Loss before provision for income taxes	(17,275)	(16,143)	(34,615)	(29,896)
Provision for income taxes	(14)	(13)	(29)	(25)
Net loss	(17,289)	(16,156)	(34,644)	(29,921)
Other comprehensive income:
Foreign exchange translation adjustment	(19,302)	(925)	(26,979)	1,138
Comprehensive loss	$(36,591)	$(17,081)	$(61,623)	$(28,783)
Net loss per share attributable to ordinary shareholders—basic and diluted	$(0.44)	$(0.45)	$(0.89)	$(1.60)
Weighted average ordinary shares outstanding—basic and diluted	39,104,375	35,683,187	38,998,686	18,756,599